Exhibit (k)(11)

FIRST EAGLE TACTICAL MUNICIPAL

OPPORTUNITIES FUND

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

WHEREAS, the Fund engages in business as a closed-end management investment company that operates as an interval fund and is registered as such under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, the Fund employs First Eagle Investment Management, LLC (the “Adviser”) as its investment adviser, and FEF Distributors, LLC (the “Underwriter”) as underwriter and distributor of the securities of which it is the issuer;

WHEREAS, the Fund has obtained an exemptive order (the “Order”) from the Securities and Exchange Commission, pursuant to which the Fund may issue multiple classes of its shares and the Fund has issued multiple classes of its shares; and

WHEREAS, pursuant to the Order, the Fund must comply with Rule 18f-3 under the 1940 Act.

NOW, THEREFORE, the Fund hereby adopts this Multiple Class Plan pursuant to Rule 18f-3 under the 1940 Act (the “Plan”), as set forth below:

1. Features of the Classes. The Fund shall issue its shares of beneficial interest in six classes:

●	Class A-1 Shares
●	Class A-2 Shares
●	Class A-3 Shares
●	Class A-4 Shares
●	Class I Shares
●	Class W Shares

Shares of each class of the Fund shall represent an equal pro rata interest in the Fund and, generally, shall have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class of the Fund shall have a different designation; (b) each class of the Fund shall bear any Class Expenses, as defined in Section 3 below; (c) each class of the Fund shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement (if any); and (d) each class of the Fund shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class of the Fund. In addition, shares of each class of the Fund shall have the features described in Paragraphs 2, 3, 4 and 5 below.

2. Distribution Plan. The Fund has adopted a Distribution Plan with respect to the Fund’s Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares pursuant to Rule 12b-1 promulgated under the 1940 Act (the “12b-1 Plan”).

●	The 12b-1 Plan authorizes the Fund to make payments to the Underwriter for distribution and/or service-related activities, and for otherwise promoting the sale of the Class A-1 Shares of the Fund, at an annual rate of 0.50% of the average daily net asset value of the assets attributable to the Class A-1 Shares of the Fund.

●	The 12b-1 Plan authorizes the Fund to make payments to the Underwriter for distribution and/or service-related activities, and for otherwise promoting the sale of the Class A-2

Shares of the Fund, at an annual rate of 0.75% of the average daily net asset value of the assets attributable to the Class A-2 Shares of the Fund.

●	The 12b-1 Plan authorizes the Fund to make payments to the Underwriter for distribution and/or service-related activities, and for otherwise promoting the sale of the Class A-3 Shares of the Fund, at an annual rate of 0.75% of the average daily net asset value of the assets attributable to the Class A-3 Shares of the Fund.

●	The 12b-1 Plan authorizes the Fund to make payments to the Underwriter for distribution and/or service-related activities, and for otherwise promoting the sale of the Class A-4 Shares of the Fund, at an annual rate of 0.50% of the average daily net asset value of the assets attributable to the Class A-4 Shares of the Fund.

The Plan further authorizes the Adviser to make assistance payments out of the Adviser’s own resources to brokers, financial institutions and other financial intermediaries for shareholder accounts as to which a payee has rendered distribution services to the Fund. The Fund’s Class I Shares and Class W Shares shall not participate in the Distribution Plan, nor shall any amounts payable under the Distribution Plan be used to make payments for distribution or other services incurred in connection with the sale of Class I Shares or Class W Shares.

As used herein, the term “distribution and/or service-related activities” shall include, without limitation, paying for the printing and distribution of prospectuses sent to prospective investors, the preparation, printing and distribution of sales literature and the expenses associated with media advertisements and telephone and written correspondence with investors or prospective investors.

3. Allocation of Income and Expenses.

(a) The gross income of the Fund shall, generally, be allocated among the classes of the Fund on the basis of the relative net assets attributable to the Fund’s classes. To the extent practicable, certain expenses (other than Class Expenses, as defined below, which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the relative net assets of each class of the Fund. These expenses include expenses incurred by the Fund not attributable to a particular class of shares of the Fund (“Fund Level Expenses”) (for example, fees of Trustees, auditors and legal counsel, advisory fees, custodial fees, or other expenses relating to the management of the Fund’s assets).

(b) Expenses attributable to a particular class (“Class Expenses”) shall be limited to: (i) payments made pursuant to a distribution plan and/or a service plan; (ii) transfer agent fees attributable to a specific class; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a specific class; (iv) Blue Sky registration fees incurred by a class; (v) SEC registration fees incurred by a class; (vi) the expense of administrative personnel and services to support the shareholders of a specific class; (vii) litigation or other legal expenses relating solely to one class; and (viii) trustees’ fees incurred as a result of issues relating to one class. Expenses in category (i) above must be allocated to the class for which covered distribution expenses are incurred. All other “Class Expenses” listed in categories (ii)-(viii) above may be allocated to a class but only if the President or Chief Financial Officer has determined, subject to Board approval or ratification, that such categories of expenses may be treated as Class Expenses consistent with applicable legal principles under the 1940 Act and the Internal Revenue Code of 1986, as amended.

Accordingly, expenses of the Fund shall be apportioned to each class of shares depending on the nature of the expense item. Fund Level Expenses will be allocated among the classes of shares of the Fund based on their relative net asset values. Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it shall be charged to the Fund for allocation among the classes, as determined by the Board of Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees of the Fund in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended.

4. Sales Charges. Class A-2 Shares and Class A-4 Shares shall be subject to a sales charge at the rate (and subject to the reductions and exemptions) described in the Fund’s Prospectus. When the aggregate offering price of Class A-2 Shares or Class A-4 Shares of the Fund purchased by an investor qualifies the investor to purchase such shares without paying a sales charge, an early withdrawal charge may be imposed at the rate (and subject to the reductions and exemptions) described in the Fund’s Prospectus.

5. Repurchase Fees. The Fund does not currently charge a repurchase fee. However, in the future the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-de minimis estimated costs incurred by the Fund, directly or indirectly, as a result of repurchasing Common Shares, thus allocating estimated transaction costs to the shareholder whose Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce a repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs. These repurchase fees are separate from the early withdrawal charge described in the Fund’s Prospectus.

6. Waiver or Reimbursement of Expenses. Expenses may be voluntarily waived or reimbursed by the Adviser or any other provider of services to the Fund without the prior approval of the Fund’s Board of Trustees. Voluntary waivers or reimbursements may be discontinued at any time, without prior notice, unless notice is required by disclosures made in the Fund’s Prospectus or Statement of Additional Information.

7. Effectiveness of Plan. This Plan shall take effect upon approval by votes of a majority of both (a) the Trustees of the Fund and (b) the Trustees of the Fund who are not “interested persons” (as defined in the 1940 Act) of the Fund, such Trustees having determined that the Plan as proposed to be adopted or amended, including the allocation of expenses, is in the best interests of each class individually and the Fund as a whole.

8. Material Modifications. This Plan may be amended to modify materially its terms, provided that any such amendment will become effective only upon approval in the manner provided for initial approval in Paragraph 7 hereof.

IN WITNESS WHEREOF, the Fund has adopted this Multiple Class Plan as of April 30, 2026.

FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND

By:	/s/ Sheelyn Michael
Name: Sheelyn Michael
Title: Secretary and Deputy General Counsel